[redacted]

08033247

... COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32099

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAWSON FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3352 EAST CAMELBACK ROAD
(No. and Street)

PHOENIX (City) ARIZONA (State) 85018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LONA NANNA (602) 381-8588
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHUMANN, ADRIANO & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

2432 WEST PEORIA AVE. SUITE 1282, (Address) PHOENIX (City) AZ (State) 85029 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 19 2008
THOMSON REUTERS

SEC
Mail Processing
Section
DEC 02 2008
Washington, DC
101

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT W. LAWSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LAWSON FINANCIAL CORPORATION, as of SEPTEMBER 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

LONA M NANNA
NOTARY PUBLIC - ARIZONA
MARICOPA COUNTY
My Commission Expires
January 04, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAWSON FINANCIAL CORPORATION
Financial Statements
September 30, 2008

SCHUMANN, ADRIANO & COMPANY, P.C.

Certified Public Accountants

Merlin J. Schumann, CPA
Scott R. Gastineau, CPA

Charles M. Adriano, CPA
Shayne P. Theobald

Independent Auditors' Report

The Board of Directors
Lawson Financial Corporation

We have audited the accompanying statement of financial condition of Lawson Financial Corporation, an Arizona Corporation, as of September 30, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lawson Financial Corporation at September 30, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schumann, Adriano & Company, P.C.

November 20, 2008

2432 W. Peoria Ave., Suite 1282 • Phoenix, Arizona 85029 • (602) 870-1426 • Fax (602) 678-0241

LAWSON FINANCIAL CORPORATION
Statement of Financial Condition
September 30, 2008

ASSETS

Cash	$	185,756
Cash segregated under federal and other regulation		10,560
Commissions receivable(net of allowance for doubtful accounts):		
-private placements		19,850
-limited partnerships		1,484
Securities owned:		
-marketable		1,979,870
Employee receivables		72,642
Other receivables(net of allowance for doubtful accounts)		8,932
Furniture, equipment and leasehold improvements		
net of accumulated depreciation of $284,738		45,412
Interest receivable		28,541
Prepaid expenses		11,006
Other assets		24,331
Total Assets	$	2,388,384

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to clearing organization	$	853,004
Commissions payable		351,187
Payable to related party		50,705
Accounts payable		47,111
Accrued expenses		20,715
Total Liabilities		1,322,722
Common stock, $.01 par value, authorized 100,000 shares, issued 86,000 shares, outstanding 51,000 shares		860
Additional paid-in capital		274,140
Retained earnings		982,666
Less 35,000 shares of treasury stock at cost		(192,004)
Total Stockholder's Equity		1,065,662
Total Liabilities and Stockholder's Equity	$	2,388,384

LAWSON FINANCIAL CORPORATION
Statement of Income
For the Year Ended September 30, 2008

REVENUES		
Trading profits	$	2,581,484
Investment banking		677,008
Commissions		373,471
Interest income		610,343
		4,242,306
EXPENSES		
Employee compensation and benefits		2,209,409
Interest		576,244
Occupancy and equipment costs		304,178
General and administrative		294,452
Regulatory fees and expenses		197,569
Advertising		178,220
Provision for uncollectible accounts		149,656
Communications and data processing		118,308
Insurance		81,528
Postage		69,931
Professional fees		63,065
Seminars		49,249
Depreciation		13,840
Miscellaneous		57,819
		4,363,468
Net Loss	$	(121,162)

The accompanying notes are an integral part of these financial statements

Lawson Financial Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2008

	Common Stock	Additional Paid in Capital	Treasury Stock	Retained Earnings	Total
Balance, October 1, 2007	860	274,140	(192,004)	1,103,828	$ 1,186,824
Net loss for the year ended September 30, 2008				(121,162)	(121,162)
Balance, September 30, 2008	860	274,140	(192,004)	982,666	$ 1,065,662

The accompanying notes are an integral part of these financial statements.

LAWSON FINANCIAL CORPORATION
Statement of Cash Flows
For the Year Ended September 30, 2008

Cash flows from operating activities:		
Net loss	$	(121,162)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		12,188
Increase (decrease) in cash resulting from changes in:		
Commissions receivable		83,556
Securities owned, marketable		641,168
Employee receivable		(18,339)
Other receivables		91,169
Interest receivable		9,260
Prepaid expenses		5,322
Other assets		(3,400)
Payable to clearing organization		(694,265)
Commissions payable		70,549
Accounts payable, accrued expenses, and other liabilities		(9,497)
Related party payable		12,000
Net cash provided by operating activities		78,549
Net increase in cash and cash equivalents		78,549
Cash and cash equivalents, beginning of year		117,767
Cash and cash equivalents, end of year	$	196,316
Supplemental cash flow information:		
Cash paid for interest	$	576,244

The accompanying notes are an integral part of these financial statements

LAWSON FINANCIAL CORPORATION
Notes to Financial Statements
September 30, 2008

1. Summary of Significant Accounting Policies

a. Basis of Presentation

Lawson Financial Corporation (the Company) is a self-clearing securities broker-dealer and engages in activities as a market maker with offices in Arizona and Florida. However, the Company conducts most security transactions fully disclosed with Pershing, LLC, which acts as its clearing broker. These statements have been prepared in accordance with established standards for securities broker-dealers. The following is a summary of significant accounting policies followed by the Company. The policies conform with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingent assets and liabilities in the financial statements. Actual results could differ from those estimates. For the year ended September 30, 2008, there is no difference between the Company's net income and comprehensive income.

b. Cash Equivalents

Cash equivalents include highly liquid debt instruments and other short-term investments with an original maturity of three months or less.

Cash equivalents at September 30, 2008 consisted of:

Cash	$ 185,756
Cash segregated under federal and other regulations	10,560
	$ 196,316

c. Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

1. Summary of Significant Accounting Policies, (continued)

d. Allowance for Doubtful Accounts

Commissions and other receivables are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of the specific receivables, taking into consideration the age of the past due accounts and an assessment of the debtor's ability to pay. The allowance for doubtful accounts was $70,700 and $5,793 related to commissions receivable and other receivables, respectively.

e. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is computed using accelerated methods with estimated lives of five or seven years. Leasehold improvements are amortized over the estimated economic useful life of the improvement.

f. Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

g. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

h. Income Taxes

As of July 1, 1991, the Company elected to be treated as a Subchapter S Corporation under Section 1362 of the Internal Revenue Code. Consequently, the components of the Company's taxable results have been reported on the individual income tax return of the Company's stockholder since that date.

i. Advertising

Advertising and promotion costs are expensed as incurred.

2. Cash Segregated Under Federal and Other Regulations

Cash of $10,560 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

3. Deposit with Clearing Organization

The Company is required to hold a cash deposit with its clearing broker. The deposit requirements are a contractual obligation between the Company and its clearing broker and can be adjusted based on the type and value of securities held in inventory. In lieu of a clearing deposit, the Company obtained a letter of credit with M&I Marshall & Ilsley Bank in the amount of $100,000 which can only be used to satisfy any clearing deficits with Pershing, LLC., the Company's clearing broker. As of September 30, 2008, the Company had not drawn on the letter of credit. The letter of credit specifies an interest rate of 3% in excess of prime. The line is collateralized by substantially all of the Company's assets.

4. Securities Owned

The amortized cost and estimated market values of investment trading securities at September 30, 2008 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Municipal bonds	$ 1,498,641	7,498	96,037	1,410,102
Corporate obligations	334,119	2,150	106,505	229,764
Other securities	266,580	10,620	29,150	248,050
Collateralized mortgage obligations	70,440	1,382	100	71,722
Corporate stocks	10,853	9,572	193	20,232
	$ 2,180,633	31,222	231,985	1,979,870

The net unrealized loss at September 30, 2008 is $200,763 and is recognized in the current statement of income.

4. Securities Owned, (continued)

The amortized cost and estimated market value of investment trading securities at September 30, 2008, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or pre-pay obligations with or without call or prepayment penalties.

		Amortized cost	Estimated market value
Due in one to five years	$	15,004	15,231
Due in five to fifteen years		412,146	408,860
Due in fifteen years to twenty years		227,051	207,501
Due in twenty years to thirty-five years		844,440	778,510
		1,498,641	1,410,102
Corporate obligations		334,119	229,764
Other securities		266,580	248,050
Collateralized mortgage obligations		70,440	71,722
Corporate stocks		10,853	20,232
	$	2,180,633	1,979,870

5. Payable to Clearing Organization

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing organization in the amount of $853,004 at September 30, 2008 is collateralized by securities owned by the Company.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Net capital and related net capital ratio may fluctuate on a daily basis. At September 30, 2008, the Company had net capital of $747,943, which was $497,943 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .63 to 1.

7. Lease Commitments

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Future minimum lease obligations for office space and equipment at September 30, 2008, are as listed below:

Years ending September 30		
2009	$	46,950
2010		40,800
2011		34,000
	$	121,750

Certain leases contain escalation clauses. Rent expense for operating leases for the year ended September 30, 2008 was $304,178.

8. Related Party Transactions

The Company leases a condominium from a stockholder on a month-to-month basis. The rent for the year ended September 30, 2008, was $29,103, which is included in occupancy and equipment costs.

The Company leases its corporate offices from a company partially owned by the stockholder on a month-to-month basis. The rent during the year ending September 30, 2008 was $132,215, which is included in occupancy and equipment costs.

The Company has recorded a $50,705 liability to related parties.

9. 401(k) Plan

The Company has a 401(k) plan, which covers substantially all full-time employees over age 21 with at least one year of service. The plan provides for employee deferrals of up to 15% of annual compensation, or the annual deferral limit as set by the Internal Revenue Code. The Company does not make matching contributions.

10. Concentrations and Credit Risks

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

10. Concentrations and Credit Risks, (continued)

In normal industry practices, brokerage firms sell securities not yet purchased for their own account. The establishment of short positions exposes firms to off-balance sheet market risk in the event prices increase, as the firms may be obligated to acquire the securities at prevailing market prices.

The Company maintains bank accounts with balances in excess of federally insured limits, which exposes the Company to risk in the event of a bank failure. The Company had deposits in excess of the federally insured limits in the amount of $104,939 at September 30, 2008.

11. Contingencies

The Company is a defendant in an arbitration filed by one of its customers. The claimant requests alleged damages of $130,000 plus related costs. Management believes the case is without merit. Legal counsel is unable to give an assessment of the outcome at this time.

SUPPLEMENTARY INFORMATION

Schedule I

LAWSON FINANCIAL CORPORATION
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2008

Net Capital		
Total stockholder's equity		$ 1,065,662
Nonallowable assets		
Commissions receivable	9,085	
Employee receivables	72,643	
Prepaid expenses	11,006	
Furniture, equipment and leasehold improvements	45,412	
Other assets	24,331	
Total deductions		162,477
Net capital before haircuts on securities positions		903,185
Haircuts		
State and municipal government obligations	92,476	
Other securities	37,207	
Corporate bonds and obligations	17,254	
Collateralized mortgage obligations	5,270	
Corporate stocks and warrants	3,035	
Total haircuts		155,242
Net capital		$ 747,943
Aggregate indebtedness		
Accounts payable, accrued expenses, and other liabilities, as adjusted		$ 469,718
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 31,315
Minimum dollar net capital requirement		$ 250,000
Net capital requirement (greater of above)		$ 250,000
Excess net capital		$ 497,943
Excess net capital at 1000%		$ 700,971
Ratio: Aggregate indebtedness to net capital		.63 to 1

Schedule I, (continued)

LAWSON FINANCIAL CORPORATION
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2008

Reconciliation of the computation of net capital with the computations included in Part IIA of Form X17A-5 as of the same date.

Net capital per focus report	$	782,238
Changes resulting from audit adjustments		
Decrease in securities owned, marketable		(17,182)
Decrease in accrued expenses		20,576
Decrease in allowable securities		(35,350)
Increase in inventory haircuts		(2,339)
Net capital per audit report	$	747,943

Schedule II

LAWSON FINANCIAL CORPORATION
Computation for Determination of Reserve Requirements for Broker Dealers Under Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2008

Credit balances	
Free credit balances and other credit balances in customers' security accounts	$ -
Monies borrowed, collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits and similar distributions receivable outstanding over thirty calendar days	-
Market value of short security count differences over thirty calendar days old	-
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over thirty calendar days	-
Market value of securities which are in transfer in excess of forty calendar days and have not been confirmed to be in transfer agent or issuer during the forty days	-
Total credit items	-
Debit balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection and net of deductions pursuant to Rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver customers' securities not older than thirty calendar days	-
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	-
Total debit items	-
Excess of total credits over total debits	$ -
Reserve Computation	
105% of total credits over total debits	$ -
Amount held on deposit in reserve bank accounts	$ 10,560

Note: The Computation of Reserve Requirements under Rule 15c3-3 as of September 30, 2008 computed by Lawson Financial Corporation in its Form X-17A-5, Part II filed with the National Association of Security Dealers, Inc. on October 22, 2008, agrees with that shown above.

Schedule III

LAWSON FINANCIAL CORPORATION
Information relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of September 30, 2008

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of September 30, 2008 for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of September 30, 2008, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -
A. Number of items	-

SCHUMANN, ADRIANO & COMPANY, P.C.

Certified Public Accountants

Independent Auditors' Report on the Internal Control
Structure Required by SEC Rule 17a-5

Board of Directors
Lawson Financial Corporation

In planning and performing our audit of the statements and supplemental schedules of Lawson Financial Corporation (the Company), for the year ended September 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Although the Company has the ability to conduct business as a self clearing-broker, for the year ended September 30, 2008 they were conducting business as an introducing broker-dealer. Because the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized

2432 W. Peoria Ave., Suite 1282 • Phoenix, Arizona 85029 • (602) 870-1426 • Fax (602) 678-0241

use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schumann Adriance & Company, P.C.

November 20, 2008

END